Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use, in the registration statement on Form S-1, of 89Bio Inc, of our report dated August 15, 2019 on our audit of the financial statements of 89Bio Ltd. as of December 31, 2018, and the related statements of operations and comprehensive loss, change in convertible preferred shares and shareholders’ deficit and cash flows from inception January 18, 2018 through December 31, 2018 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s ability to continue as a going concern), and the reference to us under the caption “Experts.”

/s/ Brightman Almagor Zohar & Co.

A Firm in the Deloitte Global Network

Tel Aviv, Israel

October 11, 2019